IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                                                          )
 THIRD POINT LLC, THIRD POINT OFFSHORE FUND, LTD., THIRD  )
 POINT PARTNERS LP, THIRD POINT ULTRA LTD., LYXOR/THIRD   )
 POINT FUND LTD., and THIRD POINT PARTNERS                )
 QUALIFIED LP,                                            )
                                                          )
                                     Plaintiffs,          )
                                                          )
                                v.                        )
                                                          )
 TXCO RESOURCES, INC., JAMES E. SIGMON, ALAN L. EDGAR,    )
 DENNIS B. FITZPATRICK, JON MICHAEL MUCKLEROY, MICHAEL J. )
 PINT, ROBERT L. FOREE, JR., and JAMES L. HEWITT,         )
                                                          )
                                     Defendants.          ) C.A. No. 3489-VCL )
                                                          )
                                                          )
                                                          )


                         VERIFIED AMENDED COMPLAINT FOR
                         ------------------------------
                       DECLARATORY AND INJUNCTIVE RELIEF
                       ---------------------------------

                              NATURE OF THE ACTION

     1. This action is commenced pursuant to 8 Del. C. ss. 225 by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., and Third Point Partners Qualified LP (collectively, "Third Point"), which collectively own and control over 8% of the outstanding common stock of TXCO Resources, Inc. ("TXCO" or the "Company"). Third Point seeks to nullify TXCO's January 11, 2008 appointment of a director, James L. Hewitt, to the TXCO board because it is the product of a breach of fiduciary duty and is designed to, and will, interfere with the stockholder vote in connection with the upcoming election of directors at the Company's annual meeting, currently scheduled for May 9, 2008.

THIS DOCUMENT IS CONFIDENTIAL AND FILED UNDER SEAL. REVIEW AND ACCESS TO THIS DOCUMENT IS PROHIBITED EXCEPT BY PRIOR COURT ORDER.

     2. On November 28, 2007, Third Point announced that it intended to run a slate of three directors at TXCO's 2008 annual meeting. Just weeks after Third Point's announcement, Defendants disclosed that they had conducted a "year-long" search and finally filled a "vacancy" on the board of directors with defendant James L. Hewitt. The practical impact of Defendants' conduct, if allowed to stand, will be to increase the size of the TXCO board from six to seven members. This will impede Third Point's efforts to seek three out of six seats on TXCO's board and the valuable opportunity for TXCO's stockholders to elect directors who would constitute 50% of the board.

     3. Recently discovered internal communications between TXCO board members graphically reveal that Hewitt's appointment was a direct response to Third Point's Schedule 13D. In a memorandum dated December 18, 2007, Defendant Sigmon, TXCO's Chairman and CEO, pointedly asked his fellow directors to recruit a seventh director ASAP in order to preclude Third Point from seeking three out of six seats on the TXCO board:

     We have talked about appointing another director since Steve Gose resigned in December of last year. None of us has felt an urgency to replace Steve and have gone about searching for his replacement in an unhurried manner. As you know, we were about to vote on Jim McBride when Third Point's filing made him rethink his commitment leaving us back at square one.

     It is the same Third Point filing that is the reason for my letter today. If Third Point follows through with the plan of action that they stated in the 13-d filling[sic], we will be in for a proxy fight that we may well lose. . . * * *

     In short, I do not think that Third Point's slate of directors (whoever they are) would be doing anything differently than what we are doing now. So the only real reason for their continuing on this process is because we have 3 directors and one-half of the current board up for election. It is simply an opportunity that does not come up very often. This opportunity might not look so attractive if we had 4 directors to their 3 even if they win the proxy fight. They might be inclined to back-off if they knew they could not control the board for at least another year.

     Consequently, I believe it is imperative that we find another director ASAP. Each of you is [sic] contact with men that would be excellent board members. I strongly encourage each of you to submit a name of someone who you think would be a good board member. It will take time to go through the process of selecting a board member so we need to start now! I have enclosed a copy of a couple of the reports from analysts who cover TXCO to help you in your recruiting efforts.

     I pray that each of you will have a Merry Christmas and Happy New Year. When we start the new year, I hope that we have a stack of candidates to sort through. With your help, we can.

     (A copy of Sigmon's December 18, 2007 memorandum is attached as Exhibit A)

     4. It did not take long for TXCO's directors to respond to Sigmon's call to action. According to a December 20, 2007 e-mail authored by Sigmon, "Mike Muckleroy responded very quickly to my call for nominations for a new director to fill Steve's spot" and, by January 4, 2008, Sigmon recommended that members of TXCO's Governance and Nominating Committee reach out to Hewitt, who was described as a "long-time friend of Mike's [defendant Muckleroy]." On January 9, 2008, defendant Edgar reported to Sigmon that he had "a good chat with Jimmie Hewitt" and that he would "e-mail Dennis [defendant Fitzpatrick], Bob [defendant Foree] and Michael Pint and give them an update and push for a recommendation for the board." In a January 9, 2008 e-mail, Defendant Edgar told defendants Fitzpatrick, Foree and Pint (who are members of the governance and nomination committee): "I think it is imperative to move along with our new board member placement process, asap." The next morning, January 10, 2008, Edgar emailed defendant Foree (the Chairman of the Governance and Nominating Committee) asking, "Where are you this week? We need to get moving on the open TXCO board slot and would like to have a meeting in order to make a recommendation to the TXCO board."

Later on January 10, Foree spoke by telephone with Hewitt and was ready to approve his appointment to the TXCO board; and just minutes later defendant Pint concluded, based upon his conversation with Foree, that "Jim Hewitt looks fine to me. You have my vote. After all he is a banker." Neither the committee nor the board met even once to discuss, or deliberate over, the appointment of Hewitt. Instead, a draft unanimous consent appointing Hewitt was circulated by TXCO's general counsel on the afternoon of January 10 and, by lunchtime on January 11, it had been quickly executed by the entire board. An undoubtedly relieved Sigmon emailed his fellow board members at 12:24 pm on January 11:
"Thank each of you again for your quick response to this item." It is hard to imagine a more desultory and superficial process and a more brazen attempt to expand a board for an improper purpose.

     5. In their zeal to preclude Third Point from seeking to replace half of the TXCO board, certain directors even reached out to Stephen M. Gose, the director who had resigned in December 2006 to see if he would be willing to rejoin the board as a seventh director, but it appears that Gose had pledged his stock and rejoining the TXCO board would have been personally financially detrimental. The frantic rush to appoint Hewitt after Third Point had surfaced is in marked contrast to the leisurely and unhurried review of a potential candidate, James McBride, which had taken many months -- between May 2007 and December 2007. Although discovery is ongoing, McBride purportedly withdrew as a potential candidate once Third Point filed its Schedule 13D. At that point, all semblance of procedure and process disappeared as the TXCO board reacted to Sigmon's call to action to find a director who would provide the critical seventh vote if Third Point won three seats at the 2008 annual stockholder meeting. Whatever purpose and motivation the TXCO board had prior to November 28, 2007, once Third Point filed its Schedule 13D, the TXCO board's primary purpose in appointing

Hewitt was to ensure that Third Point and TXCO's stockholders could only elect a minority of the board at the upcoming stockholders meeting.

     6. TXCO's six-member board of directors is divided into three classes. Three seats (for the directors serving in Class A) are up for election in 2008, one seat (for the sole director serving in Class B) is up for election in 2009, and two seats (for the directors serving in Class C) are up for election in 2010.

     7. On November 28, 2007, Third Point LLC announced that it intends to run a slate of three nominees for the Class A seats up for election at TXCO's 2008 annual stockholder meeting. If successfully elected, Third Point's nominees will comprise half of the six-member board. In a Schedule 13D announcing its intent to run a slate, Third Point made clear that:

          Because half of the Board is to be elected at the 2008 Annual Meeting, [Third Point] believe[s] that the 2008 Annual Meeting presents the Company's shareholders with a timely and exceedingly important opportunity to ensure that the Company effectively capitalizes on the value of its development opportunities while properly identifying and managing the risks associated with those ventures.

     The Schedule 13D also disclosed the following:

          The Reporting Persons caution the Board not to take any steps to eliminate the shareholders' opportunity to elect half of the Board at the 2008 Annual Meeting and warn that if any such steps are taken the Reporting Persons will seek to hold the Board to account.

     8. TXCO and its board did not heed Third Point's caution. As shown above, the TXCO board acted without proper process or due care, and responded to Third Point's Schedule 13D filing by, inter alia, frantically searching for a candidate and then rushing to appoint Hewitt to increase the size of the board to seven members. The Company's January 14,

2008 press release ("January 14 Press Release," attached hereto as Exhibit B) disclosed that Hewitt was "filling a vacancy created by the retirement of Stephen M. Gose Jr." Mr. Gose - the Company's former chairman - had retired more than thirteen months before, in December 2006. The January 14 Press Release further indicated that Hewitt's term would expire at the annual meeting of stockholders in 2009 and quoted defendant James E. Sigmon, TXCO's Chairman, President and CEO: "We have sought out a board member with extensive financial experience, which will be a vital asset to the Company as TXCO continues to grow and develop."

     9. TXCO's January 14, 2008 announcement that, in effect, a "seventh slot" on the TXCO board existed and had been filled is flatly inconsistent with the Company's own 2007 proxy disclosures, months after Mr. Gose's resignation from the board, that the board had fixed the number of directors at six. The April 10, 2007 proxy statement disseminated in connection with TXCO's May 2007 Annual Meeting unambiguously stated: "Our Amended and Restated Bylaws authorize our Board of Directors to fix the number of directors at a number no less than one and no more than 10. Our Board of Directors presently consists of six members, with three directors serving in Class A, one director serving in Class B, and two directors serving in Class C. The number of directors has been fixed at six in connection with the [2007] Meeting." (TXCO Proxy Statement dated April 10, 2007 ("2007 Proxy Statement") at page 2; emphasis added)

     10. At no point during 2007 did the Company make any public disclosure that the number of directors was fixed at a number other than six. Nor did the Company make any disclosures concerning a purported "vacancy" created by the December 2006 retirement of a director, or the efforts being made (if any) to fill the purported vacancy. Only after being notified, on November 28, 2007, that Third Point intended to run a slate of three directors for the six-member board did TXCO suddenly announce that the board had "sought out a board member with extensive financial experience" and that a "vacancy" on a purported seven-member board had been filled by defendant Hewitt.

     11. TXCO's January 14 Press Release did not disclose that the TXCO board's size had been reduced to six in connection with the 2007 annual meeting and that there was, in fact, no "vacancy" to be filled. The January 14 Press Release and the accompanying Form 8-K filing were designed to create the misleading impression that Hewitt's appointment was unconnected to Third Point's announcement that it intended to wage a proxy contest to replace half of the TXCO board. As the internal communications between TXCO's board members unequivocally demonstrate, and contrary to the false and misleading impression created by the January 14 Press Release, Hewitt's appointment was a direct response to Third Point's efforts to gain three out of six seats on the TXCO board. Although the January 14 Press Release stated that Hewitt was "filling a vacancy" created by the resignation of Mr. Gose, that vacancy had, in fact, been eliminated in April 2007 when the board reduced the size of the board to six members.

     12. The Form 8-K accompanying the January 14 Press Release stated that the Company had embarked on a "year-long" search which resulted in the January 2008 appointment of Hewitt. This statement was a further attempt to give stockholders the impression that Hewitt was filling a void left by the December 2006 resignation of Mr. Gose. Hewitt - who was touted as "a board member with extensive financial experience" - was not filling a "void" created by Mr. Gose, who was a geologist by training. Yet further doubt regarding the TXCO board's true reasons for appointing Hewitt is raised once Hewitt's "extensive financial experience" is compared to the very significant financial experience of the existing TXCO board members, three of whom collectively have decades of extensive financial and banking experience. Two directors qualify as audit committee financial experts under governing SEC rules. One (director Pint) is a former state banking commissioner and former CFO of the Federal Reserve Bank of Minnesota and has held the office of chairman, president and director of 40 different banks and bank holding companies throughout the country. Another (director Fitzpatrick) is a chartered financial analyst and the president of an investment management firm. Still another (director Edgar) has held senior positions at nationally-recognized investment banks and has been involved in energy-related investment banking and equity analysis for 25 years. The January 14 Press Release failed to explain why the six-member TXCO board needed Hewitt's commercial banking experience and how Hewitt's experience was materially or substantively different from those of existing board members.

     13. The TXCO board's appointment of Hewitt to fill a purported vacancy is little more than an attempt to increase the size of the board from six to seven members in the face of a challenge that would ask TXCO's stockholders to replace half of the incumbent board. Defendants' conduct will frustrate and impede Third Point's ability to wage an effective proxy contest and to replace half of the TXCO board. If defendants' appointment of Hewitt to the board is allowed to stand, Third Point will have lost the extremely valuable opportunity to gain a 50% representation on the board and instead be limited to seeking a minority (three out of seven) position on the board. Such conduct will also preclude TXCO's stockholders from voting for a slate that comprises half of the TXCO board and who, if successfully elected, can exercise very meaningful influence on TXCO's board. Defendants have offered no legitimate justification for such conduct.

     14. The TXCO board's conduct in filling a purported vacancy with defendant Hewitt had no proper purpose. Rather, the TXCO board acted for the improper purpose of obstructing the legitimate efforts of Third Point in the exercise of its rights to undertake a proxy contest to replace half of the incumbent board and to ensure that incumbent directors retain control of the board after the annual meeting of stockholders. Such a purpose is clearly illegitimate and improper under Delaware law.

                                BACKGROUND FACTS

The Plaintiffs
--------------

     15. Third Point LLC is a Delaware limited liability company and serves as the investment manager or advisor to a variety of funds that directly own TXCO common stock. Those funds - Plaintiffs Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., and Third Point Partners Qualified LP ("Third Point Funds") - currently directly own 2,820,000 shares of TXCO common stock comprising approximately 8% of the Company's outstanding voting power. The Schedule 13D disclosed that the Third Point Funds had expended over $34 million of their own investment capital to purchase the 2,750,000 shares reported as owned in the November 28, 2007
Schedule 13D filing. On January 18, 2008, various Third Point Funds purchased an additional 70,000 shares of TXCO common stock. In addition, although it carries no voting rights, Third Point has entered into a standardized equity swap agreement with an institutional counterparty under which it has acquired the economic benefits, and assumed the economic risks, of owning 1,130,000 shares of TXCO common stock.

     16. Third Point has informed the Company, in its Schedule 13D filed on November 28, 2007, that it "believe[s] that the potential value in the Company's existing development projects has not been adequately recognized in the market price of the Common Stock" and that Third Point has "concerns about the Company's ability to manage the opportunities presented by those projects given what [Third Point] believe[s] to be management's lack of development experience and technical expertise." The
Schedule 13D further states that "[a]s a result of these concerns, the Reporting Persons intend to nominate at the 2008 annual meeting of the Company's shareholders (the `2008 Annual Meeting') individuals who, if elected as directors at the 2008 Annual Meeting, would constitute half of the Company's board of directors." (Third Point Schedule 13D at page 4)

TXCO
----

     17. Defendant TXCO is a Delaware Corporation with its principal place of business in San Antonio, Texas. TXCO was formerly known as The Exploration Company of Delaware, Inc. and is an independent oil and gas enterprise with interests in the Maverick Basin, the onshore Gulf Coast region and the Marfa Basin of Texas, and the Midcontinent region of western Oklahoma. According to its most recent public filings, TXCO has 34,162,619 shares of common stock outstanding, which trade on NASDAQ's Global Select Market under the "TXCO" symbol.

     18. Article Sixth of TXCO's Certificate of Incorporation broadly provides that the terms of office for members of the TXCO board of directors shall be divided into three classes - Class A, Class B and Class C - and directors in those classes shall each serve as directors for staggered three-year terms. Article Sixth of the Certificate further provides that vacancies shall, unless otherwise required by law or by board resolution, "be filled only by a majority vote of the directors then in office . . . and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires . . . ."

     19. TXCO's Amended and Restated Bylaws (the "Bylaws") provide that the TXCO board of directors "shall consist of no less than one (1) nor more than ten (10) directors." Amended and Restated Bylaws, Art. III, ss. 2.

The Individual Defendants
-------------------------

     20. Defendant Michael J. Pint has served as a TXCO director since May 1997. He is a Class C director, and his term expires in 2010. Mr. Pint has been a member of the Audit Committee of TXCO's board since June 1997 and served as its Chairman from April 1998 to May 2006. Mr. Pint also serves as an Audit Committee Financial Expert, as defined by the SEC. According to the 2007 Proxy Statement, Mr. Pint has more than 38 years banking experience, serving in the bank regulatory arena as well as in the capacity of chairman, president and director of 40 different banks and bank holding companies throughout the country. Previous bank regulatory and management positions include a four-year term as Commissioner of Banks of Minnesota and Chairman of the Minnesota Commerce Commission and Senior Vice-President and Chief Financial Officer of the Federal Reserve Bank of Minneapolis, Minnesota.

     21. Defendant James E. Sigmon has served as the Company's President and Chief Executive Officer since February 1985. Mr. Sigmon is a Class C director, and his term expires in 2010. Mr. Sigmon, who has served as a director since 1984, was elected Chairman of the TXCO board in December 2006, following the retirement of Stephen M. Gose, Jr.

     22. Defendant Dennis B. Fitzpatrick was appointed to the TXCO board in December 2005. Mr. Fitzpatrick is a Class A director, and his term expires in 2008. Mr. Fitzpatrick serves on the Audit and Governance and Nominating Committees. Since May 2006 Mr. Fitzpatrick has served as Chairman of the Audit Committee, and he, too, is an Audit Committee Financial Expert, as defined by the SEC. Mr. Fitzpatrick has been the President and CEO of D.B. Fitzpatrick & Co., Inc., an investment management firm based in Boise, Idaho, since 1984. According to the 2007 Proxy Statement, Mr. Fitzpatrick is a chartered financial analyst and holds a doctorate in finance and a bachelor's degree in applied mathematics from the

University of Colorado. Prior to organizing D.B. Fitzpatrick & Co., Inc., Mr. Fitzpatrick taught corporate finance and related courses at the University of Idaho, Boise State University and the University of Colorado.

     23. Defendant Jon Michael Muckleroy was appointed to the TXCO board of directors in December 2005. Mr. Muckleroy is a Class A director, and his term expires in 2008. Mr. Muckleroy serves on the Compensation, and Governance and Nominating Committees. According to the 2007 Proxy Statement, Mr. Muckleroy has managed a private oil and gas investment portfolio since retiring as Chairman and CEO of Enron Liquid Fuels in 1993. Mr. Muckleroy received a bachelor's degree in finance and marketing from Southern Methodist University and has been employed in numerous executive positions in the energy industry.

     24. Defendant Robert L. Foree, Jr. has served as a director since May 1997 and as a member of the Audit and Compensation Committees of the Board of Directors since June 1997. Mr. Foree is a Class A director, and his term expires in 2008. He has been a member of the Governance and Nominating Committee and served as its Chairman since its inception in May 2001. According to the 2007 Proxy Statement, Mr. Foree has been active in the exploration and development of oil and gas properties and currently serves as the President of a Dallas-based private oil and gas exploration and production company.

     25. Defendant Alan L. Edgar has served as a director since May 2000, and as a member of the Compensation Committee of the Board of Directors from that time until February 2004. Mr. Edgar is a Class B director, and his term expires in 2009. He also served as a member of the Audit Committee from May 2000 through February 2004. According to the 2007 Proxy Statement, Mr. Edgar has been involved in energy related investment banking and equity analysis for over 35 years. Since 1998, Mr. Edgar has served as President of a privately held company specializing in exploration and production related mergers and acquisitions advisory and financing. Mr. Edgar's previous energy investment banking experience includes serving as Managing Director and Co-Head of the Energy Group of Donaldson, Lufkin & Jenrette Securities, Inc. (Credit Suisse First Boston), from 1990 to 1997, as Managing Director of the Energy Group of Prudential-Bache Capital Funding from 1987 to 1990 and as Corporate and Research Director of Schneider, Bernet & Hickman, Inc. (Thompson, McKinnon) from 1972 through 1986.

     26. According to a Form 8-K filed by TXCO on January 14, 2008, James L. Hewitt was elected by the TXCO board to serve as a director on January 11, 2008. The January 14 Press Release states that the board elected and appointed Hewitt to fill a purported vacancy created by the December 2006 retirement of Stephen
M. Gose, Jr. Mr. Gose was a Class B director, whose term would have expired in 2009. Thus, if properly elected to the TXCO board, Hewitt's term would expire in 2009.

The December 2006 Retirement of Stephen M. Gose, Jr.
----------------------------------------------------

     27. On December 11, 2006 the Company announced that, on December 7, 2006, the TXCO board of directors had received a notice of resignation from Stephen M. Gose, Jr., a director and Chairman of the TXCO board. Mr. Gose, a geologist by training, had served as Chairman of the TXCO board since 1984. James E. Sigmon was elected by the board of directors to replace Mr. Gose as Chairman of the TXCO board. The December 11, 2006 press release announcing Mr. Gose's retirement stated: "Continuing on the board are Alan L. Edgar, Robert L. Foree Jr., Michael
J. Pint, Dennis B. Fitzpatrick and Jon Michael Muckleroy."

     28. At no point in the thirteen months following the announcement of Mr. Gose's retirement was there any disclosure to TXCO stockholders concerning any alleged

"vacancy" on TXCO's board of directors created by Mr. Gose's resignation, or the steps, if any, taken by the board to search for candidates to fill that "vacancy."

The May 2007 Annual Meeting: The TXCO Board Fixes the Size of the Board At Six Members.
--------------------------------------------------------------------------------

     29. The Company held its annual meeting of stockholders on May 11, 2007. In connection with that meeting, the Company disseminated the 2007 Proxy Statement. There was no hint in the 2007 Proxy Statement that the TXCO board actually comprised seven members and that there was an unfilled vacancy created by the retirement of Mr. Gose five months earlier. To the contrary, the 2007 Proxy Statement (at page 2, emphasis added) makes it crystal clear that TXCO had a six-person board, not a seven-person board with a vacancy:

     Our Restated Certificate of Incorporation provides that the terms of office of the members of our Board of Directors be divided into three classes, Class A, Class B and Class C, the members of which serve for staggered three-year terms. The terms of the current Class A, Class B and Class C directors are set to expire at the annual meeting of stockholders in 2008, 2009 and 2007, respectively. Our Amended and Restated Bylaws authorize our Board of Directors to fix the number of directors at a number no less than one and no more than 10. Our Board of Directors presently consists of six members, with three directors serving in Class A, one director serving in Class B, and two directors serving in Class C. The number of directors has been fixed at six in connection with the [2007 Stockholder] Meeting.

Third Point Notifies the Company of Its Intention to Wage a Proxy Contest and Seek 50% Representation on the Company's Board of Directors.
-----------------------------------------------------------------------------

     30. On November 28, 2007, Third Point LLC filed a Schedule 13D in which it disclosed that it may be deemed to have beneficial ownership of 2,750,000 shares of TXCO common stock, which comprised approximately 8% of the Company's outstanding voting power. The Schedule 13D made it clear that Third Point intends to nominate at the 2008 annual meeting three individuals to serve as Class A directors and that, if elected, Third Point's nominees would comprise three out of six members on the TXCO board of directors. The Schedule 13D also expressed concern regarding the Company's ability to manage the opportunities presented by its development projects and management's lack of development experience and technical expertise. The Schedule 13D cautioned the TXCO board "not to take any steps to eliminate the shareholders' opportunity to elect half of the Board at the 2008 Annual Meeting" and warned that "if any such steps are taken the Reporting Persons will seek to hold the Board to account."

TXCO Mobilizes and Responds to Third Point
------------------------------------------

     31. On November 30, 2007, TXCO had a six-member board and the company was facing a proxy contest that, in the words of Defendant Sigmon, they "may well lose."

     32. Defendants quickly responded to Third Point by hiring litigation counsel within days of the Schedule 13D, and mounting a defensive campaign against what Defendant Sigmon described in his December 18 memorandum as an "attack" by Third Point. TXCO and its outside advisors did extensive research on Third Point and its principal Dan Loeb. For example, TXCO representatives contacted officers in other companies in which Third Point had taken activist positions, such as Massey Energy and Pogo Producing Company. On December 5, 2007, TXCO's newly-hired litigation counsel furnished a memorandum to Sigmon and to

TXCO's general counsel titled: "Corporate and Litigation Strategies in Response to Actions of Daniel Loeb and Third Point, LLC."

     33. Faced with the real prospect of three Third Point directors on a board of six members, Defendants fast mounted a campaign to appoint a seventh director in order to dilute Third Point's potential presence on the board. Certain defendants even reached out to Stephen M. Gose -- who had retired a year earlier -- to determine whether he might be interested in rejoining the board to provide the seventh slot (so much for the "financial experience" for which the TXCO board was allegedly searching). As the December 18 memorandum confirms, TXCO's Chairman and CEO was desperate and called his fellow board members to action, requesting that they submit names of potential candidates. In response, defendant Muckleroy identified his longtime friend James Hewitt and, within days, and without any board or committee meetings to deliberate or discuss the appointment, the TXCO board executed a unanimous consent approving Hewitt's appointment to the TXCO board.

TXCO Suddenly Announces That It Has Filled the Purported Vacancy Created By the 13-Month Old Resignation of Stephen M. Gose, Jr.
--------------------------------------------------------------------------------

     34. On January 14, 2008, TXCO issued a press release stating that the TXCO board of directors had elected and appointed Hewitt as an independent Class B director "filling a vacancy created by the retirement of Stephen M. Gose, Jr. in December 2006. Mr. Hewitt will complete Mr. Gose's term as a Class B director, which extends until the Company's 2009 annual meeting." The January 14 Press Release described Hewitt's financial qualifications and quoted defendant Sigmon as follows: "Mr. Hewitt brings valuable expertise to the board . . . [w]e have sought out a board member with extensive financial experience, which will be a vital asset to the Company as TXCO continues to grow and develop."

     35. The January 14 Press Release did not disclose, as the 2007 Proxy Statement made clear, that the TXCO board only comprised six - not seven - members. Indeed, if the 2007 Proxy Statement was truthful and accurate, there was no "vacancy" to be filled. Rather, the TXCO board, in effect, created a new directorship after Third Point had publicly announced its 8% ownership position and intention to wage a proxy contest in which it would seek three board seats on the six-member board. The practical effect of Hewitt's appointment, if allowed to stand, is that the TXCO board now comprises seven members. Thus, at most, Third Point will be able to seek, and TXCO's stockholders will be able to elect, only three out of seven seats - a minority position - on the TXCO board at the upcoming annual meeting of stockholders. Indeed, as Sigmon's December 18 memorandum made abundantly clear, defendants believed that expanding the board to seven members might make Third Point "back-off if they knew they could not control the board for at least another year."

     36. The January 14 Press Release attempted to justify Hewitt's appointment by creating the impression that he was being appointed to fill the vacancy dating back to Mr. Gose's December 2006 retirement. By attempting to "relate back" to Mr. Gose - through referring to a "vacancy" for which TXCO "sought out a board member with extensive financial experience" - the TXCO board sought to disguise its creation of a new directorship in the face of an election challenge by stockholders. That Hewitt's appointment was made for an improper purpose is confirmed by the fact - nowhere disclosed in the January 14 Press Release - that the TXCO board already has three board members who have decades of significant financial experience, and two already qualify as audit committee financial experts under the SEC rules.

     37. The January 14 Press Release is silent as to how Hewitt's "extensive financial experience" for which the Company purportedly did a "year-long" search differs materially and substantively from that of the existing board of directors. Nor did the January 14 Press Release disclose the circumstances surrounding the expedited search for and appointment of Mr. Hewitt, namely, that he was a long time friend of defendant Muckleroy, that he was identified in mid-December 2007 in response to a call for action by Sigmon, and that members of the Governance and Nominating Committee did not even speak to Hewitt until a day or two before his appointment to the TXCO board.

                                IRREPARABLE HARM

     38. Third Point and TXCO's other stockholders will suffer irreparable harm absent the injunctive and declaratory relief sought herein. TXCO's stockholders, including Third Point, are entitled to know the composition of the TXCO board prior to TXCO's annual meeting currently scheduled for May 9, 2008. It is clearly material to TXCO's stockholders whether Third Point, one of TXCO's single largest stockholders, is waging a proxy contest for 50% representation on TXCO's board or a minority position. Absent a final judicial determination on that point sufficiently prior to the May 9, 2008 stockholder meeting, Third Point and TXCO's other stockholders face irreparable injury. Third Point and TXCO's stockholders will also suffer irreparable harm because they will lose the ability to replace half of the TXCO board of directors. In addition, every day that defendant Hewitt occupies a position on the TXCO board that he has no lawful right to occupy constitutes irreparable harm to stockholders.

                                    COUNT I

      (BREACH OF FIDUCIARY DUTY FOR INTERFERING WITH STOCKHOLDER FRANCHISE)

     39. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     40. Defendants owe fiduciary duties of loyalty, due care and good faith to the stockholders of TXCO, including Third Point.

     41. Defendants have breached their fiduciary duties because they are engaged in a course of conduct which has impeded, and will continue to impede, the effectiveness of the stockholder vote at the upcoming election of directors. In response to a notification by a dissident stockholder that it intends to seek to replace half of the incumbent board at the May 2008 annual stockholders meeting, defendants in effect created, and then filled, a new directorship on the TXCO board.

     42. Defendants' conduct was an unreasonable and unjustifiable response to Third Point's notification that it intended to wage a proxy contest to replace half the TXCO board. The impact of defendants' wrongful conduct is to immediately increase the size of the board from six to seven members and, thereby, preclude Third Point from seeking to replace half of the seats on the TXCO board at the upcoming contested election of directors. Defendants' conduct is also preclusive because it will deprive TXCO's stockholders from voting in favor of a slate that would comprise 50% of the TXCO board. Defendants' conduct is also coercive because it, in effect, forces TXCO's stockholders to elect - at most - a minority, rather than half, of the TXCO board.

     43. Defendants' public explanation for appointing defendant Hewitt to the TXCO board lacks credibility and is patently inadequate to discharge defendants' burden of justifying the election and appointment of defendant Hewitt to the TXCO board.

     44. Plaintiffs have no adequate remedy at law.

                                    COUNT II

                   (BREACH OF FIDUCIARY DUTY FOR MANIPULATION
                           OF THE CORPORATE MACHINERY)

     45. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     46. The Company's Restated and Amended Bylaws and Certificate of Incorporation broadly allow directors to fill vacancies. However, a board of directors cannot manipulate the corporate machinery for improper and/or inequitable purposes.

     47. Defendants' election and appointment of Hewitt to the TXCO board was made for an improper and inequitable purpose, to wit, to interfere with the rights of TXCO's stockholders to wage an effective proxy contest and gain control over half of the TXCO board of directors.

     48. In light of, inter alia, the conduct of the TXCO board in selecting and appointing Hewitt, the timing of the TXCO board's conduct, the disclosures in the 2007 Proxy Statement fixing the size of the TXCO board at six, and the qualifications and experience of existing members of the TXCO board, there is cogent and persuasive evidence -- supported by TXCO's internal memoranda and e-mails -- that the TXCO board's conduct in creating a new directorship and then filling it with defendant Hewitt had no legitimate or proper purpose. Rather, the evidence suggests that defendants' conduct was primarily motivated by a desire to interfere with (i) Third Point's effort to seek representation on half of the TXCO board, (ii) the rights of TXCO's stockholders to elect directors that would constitute half of the TXCO board of directors.

     49. Defendants have no compelling justification for their conduct in appointing Hewitt to the TXCO board.

     50. Plaintiffs have no adequate remedy at law.

                                   COUNT III

              (BREACH OF FIDUCIARY DUTY OF LOYALTY AND GOOD FAITH)

     51. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     52. Defendants owe duties of loyalty and good faith to TXCO's stockholders, including Third Point.

     53. Defendants' conduct in appointing Hewitt to the board will have the effect of thwarting Third Point's efforts to wage an effective proxy contest and to seek half of the seats on the TXCO board. The evidence suggests that defendants' primary purpose in appointing Hewitt to the TXCO board was also to perpetuate control of the incumbent board. Defendants' conduct is preclusive because it will deprive TXCO's stockholders from voting in favor of a slate that will, if successful, constitute half the TXCO board. This is a valuable and meaningful opportunity to influence management and direction of the Company. Defendants' creation of a new directorship and filling it with Hewitt is also coercive because it will force TXCO's stockholders (including Third Point) to elect, at best, a minority position on the TXCO board.

     54. Defendants' conduct violates the fiduciary duties of loyalty and good faith.

     55. Plaintiffs have no adequate remedy at law.

                                    COUNT IV

                            (BREACH OF DUTY OF CARE)

     56. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     57. Within days of learning that Third Point had filed a Schedule 13D, Defendants rushed to take action to ensure that Third Point and TXCO's stockholders could, at most, elect only a minority of the TXCO board. The members of the TXCO board acted without due care or deliberation and with extreme haste in early January to appoint Hewitt to the TXCO board. In fact, members of the Governance and Nominating Committee had little or minimal substantive input into Hewitt's appointment, which was pushed by TXCO's President and CEO in order to prevent loss in the upcoming proxy contest. Neither the Governance and Nominating Committee nor the TXCO board formally met to deliberate over Hewitt's appointment. It appears that the Chairman of the Governance and Nominating Committee, Robert Foree, spoke to Hewitt for the first time on the day before the TXCO board unanimously approved Hewitt's appointment. The rush to appoint Hewitt was in stark contrast to its languid approach to search for a new director over the prior year.

     58. Plaintiffs have no adequate remedy at law.

                                    COUNT V

                         (BREACH OF DUTY OF DISCLOSURE)

     59. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

     60. The 2007 Proxy Statement represented that the TXCO board was comprised of six, not seven, members. However, the January 14 Press Release, in effect, states that TXCO board was comprised of seven, not six, members and that there was an unfilled vacancy created by the retirement of Stephen M. Gose, Jr. in December 2006.

     61. Defendants' failure accurately to disclose, as the 2007 Proxy Statement makes crystal clear, that the size of the TXCO board was, and is, fixed at six directors rather than seven constitutes a failure to disclose a material fact.

     62. Defendants' January 14 Press Release was designed to give the misleading impression that Hewitt was appointed to fill a bona fide need for financial experience on TXCO's board of directors. Defendants' publicly-stated reasons for appointing Hewitt to the TXCO board were misleading and pretextual. The January 14 Press Release misled stockholders because it suggested that the search for Mr. Hewitt was a deliberative and careful search for a director with financial experience whose addition to the board would fill a genuine need.

     63. In fact, the search for Mr. Hewitt was precisely the opposite. As Sigmon's December 18 memorandum and subsequent email correspondence between the directors, make abundantly clear, Hewitt's appointment was the product of a rushed and reckless process that occurred in just a few days in order to add a seventh director to the TXCO board so as to defend against Third Point and preclude it from running a slate that could constitute half of the TXCO board. There was minimal substantive input by the Governance and Nominating Committee and there was little or no deliberation by the TXCO board regarding Hewitt's appointment. In these circumstances, the January 14 Press Release was flatly misleading because it gave the impression that Hewitt's appointment was the product of a "year-long" deliberative search, when it was not. Defendants' failure to disclose the full circumstances surrounding the search for, and appointment of, Hewitt and that the primary purpose of appointing defendant Hewitt to the TXCO board was to impede Third Point from seeking half of the seats on the TXCO board were failures to disclose material facts.

     64. Defendants' January 14 Press Release also failed to disclose a number of additional material facts. For example, Defendants failed to disclose that several TXCO board members already have "extensive financial experience" that was allegedly sought by the TXCO board in the search for Mr. Gose's successor. Defendants also failed to explain how Hewitt's financial experience is different from the substantial financial experience of several other board members, and why the Company required such specific financial experience from the successor to Mr. Gose (who himself was a geologist). Defendants also failed to disclose any details regarding the alleged search undertaken by the Company for Mr. Gose's successor except for a cryptic comment in the Form 8-K accompanying the January 14 Press Release that the search had been "year-long." The January 14 Press Release also failed to disclose that certain defendants had, in mid-December, approached former director Gose to see if he could rejoin the TXCO board. Gose obviously was not the "financial expert" that defendants misleadingly disclosed that they had been searching for. It is not surprising that defendants deliberately decided not to disclose details of the "search" because disclosure would have revealed that the "search" was not a search at all, but a mad dash to get any director, at whatever cost, to create and fill a seventh slot. In short, the January 14 Press Release was designed to cover up the defendants' astonishing lack of care as well as the true purpose in appointing Hewitt, namely, to ensure that Third Point and TXCO's shareholders could only elect a minority of the TXCO board at the 2008 annual stockholders meeting.

     65. Plaintiffs have no adequate remedy at law.

     WHEREFORE, plaintiffs respectfully request that this Court enter Judgment against defendants and in favor of plaintiffs, and that the Court issue an Order and Judgment:

     (a) Declaring that the TXCO board currently comprises of six directors, namely, directors Pint (Class C), Sigmon (Class C), Fitzpatrick (Class
          A), Muckleroy (Class A), Foree (Class A) and Edgar (Class B);

     (b) Nullifying the appointment and election of James L. Hewitt to the TXCO board of directors on or about January 11, 2008 and declaring that such appointment and election was invalid, null and void and of no legal effect;

     (c) Declaring that defendants have violated their fiduciary duties to plaintiffs and to TXCO's stockholders by their adoption of measures that were intended to interfere with and impede the stockholder franchise;

     (d) Declaring that defendants have violated their fiduciary duties of loyalty, good faith, due care and disclosure;

     (e) Enjoining defendants from taking any action to seat James L. Hewitt as a TXCO director;

     (f) Requiring defendants to make prompt, corrective disclosures of material facts;

     (g) Enjoining defendants from amending TXCO's bylaws or altering the size of TXCO's board of directors where such conduct would have the effect of impeding or interfering with Third Point's efforts to seek to replace half the TXCO board at the 2008 TXCO annual meeting of stockholders;

     (h) Enjoining defendants, preliminarily and permanently, from further violating their fiduciary duties;

     (i) Awarding plaintiffs the costs and disbursements of this action together with reasonable attorneys' fees; and

     (j) Awarding plaintiffs such other and further relief as the Court may deem just and proper.

                                        YOUNG CONAWAY STARGATT
                                          & TAYLOR, LLP

                                       /s/ C. Barr Flinn
                                       -----------------------------------------
                                       C. Barr Flinn (# 4092)
                                       Danielle Gibbs (# 3698)
                                       Kathaleen McCormick (# 4579)
                                       The Brandywine Building
                                       1000 West Street, 17th Floor
                                       Wilmington, Delaware  19801
OF COUNSEL:                            (302) 571-6600
                                        Attorneys for Plaintiffs
Tariq Mundiya, Esquire
Samuel M. Leaf, Esquire
Anna M Hershenberg, Esquire
WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue
New York, N.Y. 10019-6099, U.S.A.

Dated: February 25, 2008

                                    EXHIBIT A

                              [TXCO Resources Logo]



December 18, 2007



TXCO Board Members



Gentlemen:

We have talked about appointing another director since Steve Gose resigned in December of last year. None of us have has felt an urgency to replace Steve and have gone about searching for his replacement in an unhurried manner. As you know, we were about to vote on Jim McBride when Third Point's filing made him rethink his commitment leaving us back at square one.

It is this same Third Point filing that is the reason for my letter today. If Third Point follows through with the plan of action that they stated in the 13-d filling, we will be in for a proxy fight that we may well lose. Today's shareholder is looking only at a short time frame to get a return and commonly takes the small, quick return over the larger, longer time frame return. Third Point has a following among investors who see them as a catalyst to get the quick return. Since our share volume was larger than normal after their announcement, I would anticipate that a lot more investors of their type now own our shares.

I am not sure that we really fit the mold of companies that these types of investors typically attack. They commonly attack companies whose board has not been sensitive to shareholder value. As you know, our board has been proactive in seeking to increase shareholder value. Two years ago the board instituted a search for "strategic alternatives" that included the potential sale of the company. That process led to a doubling of the company's stock in the last two years.

One type of company commonly attacked is one that has assets that can be sold for a greater value than the market is giving them.




                                    REDACTED

                                      - 2-                  December 18, 2007



                                    REDACTED


Another type of company that these investors commonly attack is one that is obviously undervalued by the market and can be sold to another company at significant premium.


                                    REDACTED


In short, I do not think that Third Point's slate of directors (whoever they are) would be doing anything differently than what we are doing now. So the only reason for their continuing on this process is because we have 3 directors and one-half of the current board up for election. It is simply an opportunity that does not come up very often. This opportunity might not look so attractive if we had 4 directors to their 3 even if they win the proxy fight. They might be inclined to back-off if they knew they could not control the board for at least another year.

Consequently, I believe it is imperative that we find another director ASAP. Each of you is contact with men that would be excellent board members. I strongly encourage each of you to submit a name of someone who you think would be a good board member. It will take time to go through the process of selecting a board member so we need to start now! I have enclosed a copy of a couple of the reports from analysts who cover TXCO to help you in your recruiting efforts.

I pray that each of you will have a Merry Christmas and Happy New Year. When we start the new year, I hope that we have a stack of candidates to sort through. With your help, we can.



Sincerely,

/s/ James E. Sigmon

James E. Sigmon
Chairman, President & CEO

                                    EXHIBIT B

EX-99.1 2 ex99.htm TXCO's 01/14/08 PRESS RELEASE RE BOARD APPT.



                              [TXCO Resources Logo]

                                                                    Exhibit 99.1
                                                                    ------------

For Immediate Release                Contact Information
Monday, January 14, 2008             Investors: Roberto R. Thomas
                                     (210) 496-5300 ext. 214, bthomae@txco.com
                                     Media: Paul Hart
                                     (210) 496-5300 ext. 264, pdhart@txco.com


                   TXCO RESOURCES BOARD FILLS VACANT POSITION


     SAN ANTONIO - January 14, 2008 - The Board of Directors of TXCO Resources Inc. (Nasdaq:TXCO) today announced the election and appointment of James L. Hewitt as an independent, Class B director, filling a vacancy created by the retirement of Stephen M. Gose Jr. in December 2006. Mr. Hewittt will complete Mr. Gose's term as a Class B director, which extends until the Company's 2009 annual meeting.

     Mr. Hewitt, 66, of Orlando, Florida, has an extensive background in finance, banking and business. He is Chairman, President and CEO of Hewitt Financial Consulting Inc. of Orlando. In 2000, he formed United Heritage Bank of Orlando and served as Chairman of the bank and its holding company until their sale to Marshall & Ilsley Bank of Milwaukee, Wisconsin, in 2007. Earlier, the was the founder and a principal owner of the Orlando Magic of the National Basketball Association and founder and CEO of United American Holding Corp., a bank holding company that merged with Colonial BankGroup of Montgomery, Alabama, in 1998. He earned a finance and accounting degree from Florida State University.

     "Mr. Hewitt brings valuable expertise to the board", said Chairman, President and CEO James E. Sigmon. "We have sought out a board member with extensive financial experience, which will be a vital asset to the Company as TXCO continues to grow and develop."

About TXCO Resources
--------------------
     TXCO Resources, formerly The Exploration Company, is an independent oil and gas enterprise with interests in the Maverick Basin, the onshore Gulf Coast region and the Marfa Basin of Texas, and the Midcontinent region of western Oklahoma. It has a consistent record of long-term growth in its proved oil and gas reserves, leasehold acreage position, production and cash flow through its established exploration and development programs. TXCO's business strategy is to build shareholder value by acquiring undeveloped mineral interests and internally developing a multi-year drilling inventory through the use of advanced technologies, such as 3-D seismic and horizontal drilling. It accounts for its oil and gas operations under the successful efforts method of accounting and trades its common stock on Nasdaq's Global Select Market under the symbol "TXCO."

     More information about potential factors that could affect the Company's operating and financial results is included in TXCO's annual report on Form 10-K for the year ended Dec. 31, 2006, and its Form 10-Q for the period ended June 30, 2007. These and all previously filed documents are on file at the Securities and Exchange Commission and can be viewed on TXCO's Web site at www.txco.com. Copies are available without charge upon request from the Company.

                                     - 30 -


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